SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM ~~10-K~~ ARS

04021326

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

Commission file number 0-28092

Medical Information Technology, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Massachusetts
(State or Other Jurisdiction of Incorporation or Organization)

04-2455639
(I.R.S. Employer Identification No.)

MAR 29 2004

MEDITECH Circle, Westwood, MA
(Address of Principal Executive Offices)

02090
(Zip Code)

PROCESSED
MAR 31 2004
THOMSON FINANCIAL

781-821-3000
(Registrant's Telephone Number)

Securities registered pursuant to Section 12(b) of the Exchange Act: None

Securities registered pursuant to Section 12(g) of the Exchange Act: Common Stock, par value $1.00 per share

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant is an accelerated filer as defined in Rule 12b-2 of the Exchange Act. Yes [X] No [ ]

The market value of common stock, $1.00 par value, held by non-affiliates at June 30, 2003, was approximately $378 million.

There were 34,221,323 shares of common stock, $1.00 par value, outstanding at March 12, 2004.

Index to Form 10-K

Part I

Item 1 - Business

COMPANY OVERVIEW

Medical Information Technology, Inc. (MEDITECH) was founded in 1969 to develop and market information system software for the hospital industry. During 2003 combined product and service revenue was $270.8M, operating income was $99.7M and net income was $67.4M, up 5.7%, 5.0% and 5.6% compared to the prior year. Product bookings were $158.3M and the resultant product backlog was $114.8M, up 10.2% and 6.8% compared to the prior year. By the year's end MEDITECH had more than 2,000 employees, and over 1,700 active hospital customers throughout the U.S., Canada and the U.K.

HOSPITAL SOFTWARE

Initially MEDITECH developed a software product to automate one of the main hospital departments, the clinical laboratory which performs various diagnostic tests on blood and urine specimens. Within a few years, this product became standardized, thereby requiring minimal adaptation to meet the individual needs of a typical customer. MEDITECH extended the concept and developed additional software products for the rest of a hospital's clinical departments. Eventually, it moved into the financial area by developing a hospital billing and accounts receivable product as well as various general accounting products.

Although the individual products could be operated in a stand alone fashion, a hospital achieved maximum effectiveness when they were used in an integrated mode, sharing access to the common clinical and financial records of the hospital. This concept ultimately led to MEDITECH developing the so-called hospital information system, a cohesive set of software products designed from the outset to work in conjunction with the overall operation of the hospital and to minimize the need for specialized interfaces.

COMPUTER HARDWARE

Sophisticated software, such as MEDITECH's, requires extensive computer and communication equipment to function. In spite of this, MEDITECH continues to be a pure software company, limiting itself to specifying the aggregate components needed as well as suggesting typical configurations from certain hardware vendors. The responsibility is left to the hospital to purchase the requisite hardware and secure a continuing source of maintenance service for it.

The hardware components traditionally consist of a small set of central medium- sized computers and a large set of display terminals and printers distributed throughout the hospital. All of these elements are interconnected by means of a standard high speed communication network. The computers execute the software and include large disk subsystems containing the permanent and common clinical and financial records of the hospital.

Hardware technology evolves rapidly, and the current trend is to replace the display terminals with desktop and handheld computers, thereby forming a client server network. In this mode of operation, the central computers become the file servers while software is executed locally on the client computer which makes file requests to the servers.

LICENSED SOFTWARE

MEDITECH requires a customer to sign a standard software license agreement prior to product delivery, implementation and subsequent service of the software. This agreement specifies a front end product fee and a front end implementation fee both of which are payable over the implementation process, and a monthly service fee after the site goes live. In addition to precluding hospital ownership and restricting transfer, the license mandates the hospital hold MEDITECH harmless from any liability arising from incorrect operation of the software.

MEDITECH bases its product fee on the total number of hospital beds a customer operates at all of its sites, and sets its implementation fee on the total number of sites. Large hospitals pay more than small hospitals, but incremental fees continue to diminish. The monthly service fees are always 1% of the product fees. A typical 250 bed acute care hospital might incur a $500,000 product fee, $100,000 implementation fee and a $5,000 monthly service fee. An order is booked when a signed software license and a 10% deposit are received.

STAFF ORGANIZATION

MEDITECH is organized into functional units grouped around product development, sales and marketing, implementation, customer service, accounting and facility operations. All MEDITECH staff work in five company owned facilities in the greater Boston area.

From its inception, MEDITECH utilized communication technology which allowed much of its business activities to be performed by remote access. MEDITECH staff sitting at their desks may access client hospitals, both personnel and computers. The need for remote offices is thereby negated. Although most customer contact is through the phone or e-mail, certain of the sales and implementation staff travel to customer sites.

PRODUCT DEVELOPMENT

Most of the product development staff is working on the incremental evolution of the current product line, as well as the creation of new products each year. The rest of the staff is developing a set of replacement products utilizing a new technology. Approximately every ten years, MEDITECH introduces the next generation of products based on the new technology and gradually updates existing customers.

SALES AND MARKETING

Most of the direct sales staff, organized into regions, concentrate on new prospects. In addition, some of the sales staff monitor existing customers to expose them to MEDITECH's entire product line. Marketing activities and promotion are low key because hospitals are easily identified, finite in number and generally send a request for proposal to vendors when they contemplate the purchase of a hospital information system.

During the sales process, prospects generally visit MEDITECH to talk to product specialists and to view product demonstrations. Thereafter they are encouraged to visit various MEDITECH customer sites to observe first hand the software in actual operation and to discuss issues of concern with hospital personnel.

IMPLEMENTATION PROCESS

To ensure a successful implementation, the staff must properly train a core group of hospital personnel about the operation of the software and how to use it in their daily activity. To preclude interruptions from normal hospital activities, MEDITECH mandates the hospital personnel come to the Boston area for intensive training sessions.

As training proceeds, the implementation staff customizes certain dictionaries to fit the specific need of the hospital's environment, provide interfaces to non-MEDITECH systems and to assist the hospital in converting data from legacy systems. In addition, the licensed software will be delivered, installed and tested on the customer's hardware. MEDITECH will utilize remote access communication technology to minimize or eliminate the need to travel.

CUSTOMER SERVICE

Once a hospital goes live, the responsibility of maintaining the customer is transferred to the service staff. MEDITECH provides 24 hour a day service coverage to these customers in order to respond to problem calls. In addition, the staff updates customers with new releases of the software products as they become available. To ensure the continuing education of the hospital staff, MEDITECH runs seminars on the use of its products.

HCA-THE HEALTHCARE COMPANY

HCA-The Healthcare Company owns or operates over 300 hospitals in the U.S., Canada, and the U.K. and has been MEDITECH's largest customer for some time. All of their hospitals operate with MEDITECH's clinical systems. They represented 10% of MEDITECH revenues in 2001, 10% in 2002 and 9% in 2003.

COMPETITION

The market for health care information systems is subject to the technological imperative. Accordingly, MEDITECH has a completely integrated set of application products, implements them successfully, provides ongoing maintenance including updates and continues the developmental process. The Company's competitors who make similar claims include Siemens Corporation, McKesson Corporation, Cerner Corporation, IDX Systems Corporation and Eclipsys Corporation. MEDITECH does not offer the breadth of products and services which the competition offers to hospitals as well as the products and services which the competition offers to related medical enterprises. Instead MEDITECH focuses exclusively in the hospital information system software market and believes it competes favorably with respect to the software offering of the competition.

ACCESS TO SEC FILINGS

"www.meditech.com" is the Company's website address which provides access to its annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, and all amendments thereof just as soon as such reports are filed with or furnished to the SEC. The links so provided allow access to copies of the reports stored on MEDITECH's website, but a link is also provided to allow access to all of the Company's filings stored on the SEC's website as well.

"http://www.sec.gov/cgi-bin/browse-edgar?CIK=1011452&action=getcompany" may be used to access all of the Company's filings stored on the SEC's website instead.

In addition the Company will provide paper copies of these filings free of charge to its shareholders upon request.

Item 2 - Properties

As of December 31, 2003 the Company owned five facilities containing about 1.1 million square feet of space, all being well maintained Class A properties in the greater Boston area. The Company occupies 60% of the space and the remaining 40% is leased to various tenants. The Company has adequate space for its reasonable needs over the near future.

Item 3 - Legal Proceedings

On April 18, 2003, Jerome H. Grossman, a shareholder and former Director of the Company, filed a complaint in the Suffolk County, Massachusetts Superior Court against the Company and five of its six Directors: A. Neil Pappalardo, Edward B. Roberts, Morton E. Ruderman, Roland L. Driscoll and Lawrence A. Polimeno. The complaint alleges: (1) the Directors have violated a duty of good faith and loyalty to Grossman by terminating him as a consultant to the Company in 2001, by failing to nominate him for re-election as a Director in 2002, and by enforcing the Company's right of first refusal against him; (2) the Directors have "rigged" the market for the Company's common stock in favor of buyers and against sellers by establishing an artificially low price for the stock; (3) the Directors have established an artificially low price for the stock so Pappalardo can purchase shares from the Company at a price less than the "fair value" of those shares; and (4) Pappalardo, as the controlling shareholder of the Company, has violated a fiduciary duty to shareholders by dominating the Board of Directors, artificially depressing the price of stock, and personally benefiting from the depressed price by purchasing tens of thousands of shares of stock from the Company each year. On July 11, 2003, the Company filed a motion to dismiss the complaint. On September 12, 2003, the motion to dismiss the complaint was denied. The case is now in discovery.

Item 4 - Submission of Matters to a Vote of Security Holders

None.

PART II

Item 5 - Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities

No trading market exists for the Company's common stock, and accordingly no high and low bid information or quotations are available with respect to the Company's common stock.

The sale, assignment, transfer, pledge or other disposition of any of the Company's common stock is subject to right of first refusal restrictions set forth in the Company's charter.

There are no shareholder agreements of any kind with the Company.

In February 2003, the Company sold a total of 263,884 shares of its common stock to certain employees for an aggregate consideration of $5,805,448. This sale may not have complied with the registration requirements of certain securities laws. See the section on Temporary Equity in Management's Discussion and Analysis of Financial Condition and Results of Operations.

At March 12, 2004, there were 1,216 shareholders of record of the Company's common stock and 34,221,323 shares outstanding.

The Company has paid quarterly cash dividends continuously since 1980. Dividends paid per share in the last five years are set forth within the table in Item 6.

Item 6 - Selected Financial Data

For the Five Years Ended December 31, 2003 (in thousands where applicable)

	1999	2000	2001	2002	2003
Full Year Operations:					
Total revenue	$225,630	$216,873	$223,831	$256,197	$270,781
Operating income	91,553	79,193	81,565	94,907	99,685
Net income	59,956	55,146	56,841	63,871	67,424
Average shares	32,784	33,132	33,460	33,760	34,097
Net income per share	$1.83	$1.66	$1.70	$1.89	$1.98
Year End Position:					
Total assets	$288,278	$306,093	$331,284	$354,809	$402,407
Total liabilities	41,583	32,315	35,758	36,813	50,709
Temporary equity*	10,475	14,294	17,962	21,435	26,080
Shareholder equity*	236,220	259,484	277,564	296,561	325,618
Shares outstanding	32,915	33,255	33,576	33,877	34,221
Net assets per share**	$7.49	$8.23	$8.80	$9.39	$10.28
Other Financial Data:					
Working capital	$92,130	$121,950	$145,778	$165,613	$214,764
Cash flow from operations	74,158	59,333	66,253	81,967	83,228
Depreciation	7,900	7,987	8,257	8,634	8,422
Cash dividends per share	$1.00	$1.16	$1.24	$1.36	$1.56

*Temporary Equity and Shareholder Equity have been restated for the years 1999 through 2002.

**Net assets is defined as total assets less total liabilities.

Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations:

Comparison of Fiscal Years ended December 31, 2002 and 2003:

Total revenue increased 5.7% from $256.2 million in 2002 to $270.8 million in 2003 as a result of increased products and services provided to both existing and new customers.

Operating expenses increased 6.1% from $161.3 million in 2002 to $171.1 million in 2003 due primarily to a greater increase in product development staff compared to the increase in the rest of the staff. The resultant operating income increased 5.0% from $94.9 million in 2002 to $99.7 million in 2003.

Other income, net of other expense, increased from $7.6 million in 2002 to $11.3 million in 2003 due primarily to a smaller $1.5 million write-down of certain marketable security costs compared to the prior year. This difference was partially offset by $0.5 million in legal expenses incurred in relation to the lawsuit noted in Item 3 of this report.

The Company's effective tax rate increased from 37.7% in 2002 to 39.3% in 2003 primarily as a result of increased tax reserves for unrealized gains on marketable securities.

Comparison of Fiscal Years ended December 31, 2001 and 2002:

Total revenue increased 14.5% from $223.8 million in 2001 to $256.2 million in 2002 as a result of increased products and services provided to both existing and new customers.

Operating expenses increased 13.4% from $142.3 million in 2001 to $161.3 million in 2002 due primarily to an increase in staff size and an increase in associated costs. The resultant operating income increased 16.4% from $81.6 million in 2001 to $94.9 million in 2002.

Other income, net of other expense, decreased from $11.2 million in 2001 to $7.6 million in 2002 due primarily to a $5.8 million write-down of certain marketable security costs. This difference was partially offset by a $2.3 million increase in rental and dividend income earnings.

The Company's effective tax rate decreased from 38.7% in 2001 to 37.7% in 2002 primarily as a result of higher tax credit benefits.

Liquidity and Capital Resources:

At December 31, 2003, the Company's cash, cash equivalents and marketable securities totaled $222.9 million. The marketable securities consisted of preferred or common equities and government notes which can easily be converted to cash. Cash flows from operations were $83.2 million in fiscal 2003, an increase of $1.2 million from the prior year. The increase was primarily attributable to the growth in revenue and other changes in working capital. The primary use in fiscal 2003 of cash generated by operating activities was the payment of $53.2 million in dividends, with the majority of the remaining $30.0 million invested in marketable securities.

MEDITECH has no long-term debt. Net assets at December 31, 2003 was $351.7 million. Additions to property, plant and equipment will continue, including new facilities and computer systems for product development, sales and marketing, implementation, service and administrative staff. Management believes existing cash, cash equivalents and marketable securities together with funds generated from operations will be sufficient to meet operating and capital expense requirements.

Risk Factors Which May Affect Future Results of Operations:

The health care industry is highly regulated and is subject to changing economic and political influences. Federal and state legislatures could modify the health care system in respect to reimbursement and financing. Hospitals may respond to these pressures by delaying the purchase of new information systems. Previous volatility in the market place due to Y2K concerns and September 11th could reappear and cause delays. The Health Insurance Portability and Accounting Act of 1996 will directly impact the industry by specifying standards to protect the security and confidentiality of patient information. It may be possible for patients to bring claims against software providers regarding injuries due to errors. Hospitals consolidating into an integrated health care delivery system may be able to negotiate price reductions. Finally, the Company is dependent on a cohesive group of long time senior managers and staff with vast experience in the hospital industry and software technology.

Temporary Equity:

During each of the years from 1997 to 2003, the Company offered and sold shares of its common stock to certain of its employees in a manner which may not have complied with the registration requirements of certain securities laws. Assuming such sales did not comply with those requirements, the individuals who purchased the Company's common stock from 1997 through 2003 in such offerings would have the right to return the shares to the Company and obtain a refund equal to the recision amount, as defined below, or if they have sold the stock, to seek from the Company damages, if any, resulting from their purchases.

The recision amount payable to an individual would be equal to the original purchase price increased annually by an amount equal to 6% interest and decreased annually by the amount of dividends received. Because the dividends received have always exceeded the amount of the interest, the recision amount is less than the original purchase price. In addition, each year since 1997 the fair value of the common stock as determined by the Company's Board of Directors in connection with a year-end contribution of stock to the MEDITECH Profit Sharing Trust has increased over that determined in the prior year. Accordingly, the Company does not expect any of these individuals to seek recision or damages with respect to any such purchases. However, if dividend payments and/or the fair value of the common stock should decrease, individuals may elect to seek recision in the future.

The right of these individuals to receive a refund of the recision amount is not completely within the control of the Company. As a result, these shares are considered and treated as redeemable common stock for financial accounting purposes until such time as the recision rights lapse or are exercised. Therefore the recision amount and the related shares have been removed from Shareholder Equity and classified as Temporary Equity. As a result, the Company has restated its financial statements for the years ended December 31, 1999 through 2002. The restatement was made solely to reflect this reclassification and did not affect the Company's previously reported net income, net income per share, assets or liabilities.

Critical Accounting Policies:

All of our significant accounting policies are described in the notes to the financial statements included in Item 8 of this report. We believe four of these constitute our most critical policies requiring estimates and judgments by management which are significant in terms of materiality. Reference Note 1(a) for revenue recognition, Note 1(e) for allowance for doubtful accounts, Note 3 for marketable securities and Note 10 for income taxes.

Item 8 - Financial Statements and Supplementary Data

MEDICAL INFORMATION TECHNOLOGY, INC.

Financial Statements
As of December 31, 2002 and 2003
Together with Auditors' Report

Index to Financial Statements

MEDICAL INFORMATION TECHNOLOGY, INC.

Reports of Independent Public Accountants

To the Shareholders and Board of Directors of
Medical Information Technology, Inc.:

We have audited the accompanying balance sheets of Medical Information Technology, Inc. (a Massachusetts corporation) as of December 31, 2002 (as restated) and 2003, and the related statements of income, shareholder equity and cash flows for each of the two years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Medical Information Technology, Inc. for the year ended December 31, 2001 were audited by other auditors who have ceased operations and whose report, dated January 30, 2002, expressed an unqualified opinion of those financial statements.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Medical Information Technology, Inc. as of December 31, 2002 and 2003, and the results of its operations and its cash flows for each of the two years then ended, in conformity with accounting principles generally accepted in the United States.

The financial statements of Medical Information Technology, Inc. as of December 31, 2001 and for the year then ended were audited by other auditors who have ceased operations. As described in Note 2, these financial statements have been restated to reclassify certain shares of common stock and the related recision amounts from Shareholder Equity to Temporary Equity. Our audit procedures with respect to the restated amounts with respect to 2001 included (i) agreeing the restatement adjustments to a schedule prepared by the Company and obtained from management and (ii) testing the mathematical accuracy of the schedule and tracing certain amounts from the schedule to the Company's underlying records. In our opinion, the amounts restated for 2001 are appropriate. However, we were not engaged to audit, review, or apply any procedures to the 2001 financial statements of the Company other than with respect to such restatement and, accordingly, we do not express an opinion or any other form of assurance on the 2001 financial statements taken as a whole.

Ernst & Young LLP

Boston, Massachusetts
January 27, 2004

MEDICAL INFORMATION TECHNOLOGY, INC.

The following is a copy of the report previously issued by Arthur Andersen LLP for the years ended December 31, 2000 and 2001. Arthur Andersen LLP has not reissued this report.

To the Shareholders and Board of Directors of
Medical Information Technology, Inc.:

We have audited the accompanying balance sheets of Medical Information Technology, Inc. (a Massachusetts corporation) as of December 31, 2000 and 2001, and the related statements of income, shareholder equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Medical Information Technology, Inc. as of December 31, 2000 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

Boston, Massachusetts
January 30, 2002

MEDICAL INFORMATION TECHNOLOGY, INC.

Balance Sheets

	December 31, 2002	December 31, 2003
Assets		
Current Assets:		
Cash and cash equivalents (Note 1)	$ 16,906,849	$ 18,690,986
Marketable securities (Note 3)	154,338,807	204,192,366
Accounts receivable, less reserves of $700,000 in 2002 and $800,000 in 2003	28,380,523	30,720,136
Total current assets	199,626,179	253,603,488
Property, Plant and Equipment, at cost (Note 1):		
Computer equipment	9,929,056	8,709,930
Furniture and fixtures	32,820,124	29,948,576
Buildings	139,669,962	139,669,962
Land	26,603,703	26,603,703
	209,022,845	204,932,171
Accumulated depreciation	(63,030,113)	(64,861,487)
	145,992,732	140,070,684
Investments (Note 1)	9,190,389	8,732,604
	$354,809,300	$402,406,776
Liabilities and Equity		
Current Liabilities:		
Accounts payable	$ 89,782	$ 158,214
Accrued taxes	2,147,809	2,599,821
Accrued expenses (Note 5)	21,826,604	24,065,768
Customer deposits	9,949,218	12,015,644
Total current liabilities	34,013,413	38,839,447
Deferred Income Taxes (Note 10)	2,800,000	11,869,316
Total liabilities	36,813,413	50,708,763
Temporary Equity: (as restated, Notes 2 & 7)		
Redeemable common stock $1.00 par value Issued and outstanding 1,525,709 shares in 2002 and 1,789,593 shares in 2003	21,434,540	26,079,769
Shareholder Equity: (as restated, Notes 2 & 7)		
Common stock $1.00 par value Authorized 35,000,000 shares Issued and outstanding 32,351,730 shares in 2002 and 32,431,730 shares in 2003	21,599,615	24,839,834
Unrealized gain on marketable securities	651,828	12,202,459
Retained earnings	274,309,904	288,575,951
Total shareholder equity	296,561,347	325,618,244
	$354,809,300	$402,406,776

The accompanying notes are an integral part of these financial statements.

MEDICAL INFORMATION TECHNOLOGY, INC.

Statements of Income

	For the Years Ended December 31, 2001	2002	2003
Operating Revenue:			
Software products	$123,698,228	$146,827,089	$151,001,866
Software services	100,132,616	109,369,734	119,778,837
Total operating revenue	223,830,844	256,196,823	270,780,703
Costs and Expenses:			
Operating and product development	96,558,320	108,454,991	114,933,942
Selling, general and administrative	45,707,764	52,834,845	56,162,058
Total costs and expenses	142,266,084	161,289,836	171,096,000
Income from operations	81,564,760	94,906,987	99,684,703
Other Income (Note 9)	17,840,206	14,133,775	18,753,624
Other Expense (Note 9)	6,648,369	6,544,805	7,410,608
Income before provision for income taxes	92,756,597	102,495,957	111,027,719
Provision for Income Taxes (Note 10):			
State	7,757,140	8,651,161	9,901,578
Federal	28,158,263	29,973,857	33,702,545
Net income	$ 56,841,194	$ 63,870,939	$ 67,423,596
Basic and Diluted Net Income per Share	$ 1.70	$ 1.89	$ 1.98
Shares Used in Computing Basic and Diluted Net Income per Share	33,459,652	33,760,459	34,097,342

The accompanying notes are an integral part of these financial statements.

MEDICAL INFORMATION TECHNOLOGY, INC.

Statements of Shareholder Equity

	Common Stock Number of Shares	Common Stock Paid-in Capital	Retained Earnings	Total Shareholder Equity
Balance, December 31, 2000 (as restated)	32,196,730	$17,167,093	$240,951,456	$259,483,804
Decrease in recision amount related to redeemable common stock	-	504,236	-	504,236
Issuance of 75,000 shares of common stock to qualified profit sharing plan	75,000	1,425,000	-	1,425,000
Net income	-	-	56,841,194	56,841,194
Unrealized gain, net of tax, on marketable securities	-	-	-	774,637
Dividends	-	-	(41,464,608)	(41,464,608)
Balance, December 31, 2001 (as restated)	32,217,730	$19,096,329	$256,328,042	$277,564,263
Decrease in recision amount related to redeemable common stock	-	743,286	-	743,286
Issuance of 80,000 shares of common stock to qualified profit sharing plan	80,000	1,760,000	-	1,760,000
Net income	-	-	63,870,939	63,870,939
Unrealized loss, net of tax, on marketable securities	-	-	-	(1,488,064)
Dividends	-	-	(45,889,077)	(45,889,077)
Balance, December 31, 2002 (as restated)	32,351,730	$21,599,615	$274,309,904	$296,561,347
Decrease in recision amount related to redeemable common stock	-	1,160,219	-	1,160,219
Issuance of 80,000 shares of common stock to qualified profit sharing plan	80,000	2,080,000	-	2,080,000
Net income	-	-	67,423,596	67,423,596
Unrealized gain, net of tax, on marketable securities	-	-	-	11,550,631
Dividends	-	-	(53,157,549)	(53,157,549)
Balance, December 31, 2003	32,431,730	$24,839,834	$288,575,951	$325,618,244

The accompanying notes are an integral part of these financial statements.

MEDICAL INFORMATION TECHNOLOGY, INC.

Statements of Cash Flows

	For the Years Ended December 31, 2001	2002	2003
Cash Flows from Operating Activities:			
Net income	$56,841,194	$63,870,939	$67,423,596
Cumulative tax liability adjustment on unrealized securities gains	-	(434,552)	(7,700,421)
Write-down of marketable securities	-	5,812,355	1,462,074
Net (gain) loss on sale of securities	(90,211)	699	(233,088)
Stock contributions to qualified profit sharing plan	1,425,000	1,760,000	2,080,000
Allowance for doubtful accounts	120,000	110,000	100,000
Allowance for investment valuations			217,784
Change in accounts receivable	(3,741,614)	1,157,408	(2,439,613)
Change in accumulated depreciation	8,257,117	8,633,862	8,421,929
Change in accounts payable	(361,062)	(24,041)	68,431
Change in accrued expenses	743,675	3,734,492	2,239,166
Change in accrued taxes	148,736	(339,468)	452,012
Change in customer deposits	1,710,548	(414,917)	2,066,427
Change in deferred income taxes	1,200,000	(1,900,000)	9,069,316
Net cash provided by operating activities	66,253,383	81,966,777	83,227,613
Cash Flows from Investing Activities:			
Purchases of property, plant and equipment	(5,908,103)	(4,193,382)	(2,499,881)
Purchases of marketable securities	(28,763,722)	(42,008,650)	(49,082,494)
Sales of marketable securities	9,375,023	9,829,799	17,251,000
Purchases of investments	(1,490,104)	(5,175,625)	-
Decrease in investments resulting from payments or distributions	37,844	-	240,000
Net cash used in investing activities	(26,749,062)	(41,547,858)	(34,091,375)
Cash Flows from Financing Activities:			
Sales of redeemable common stock	4,172,208	4,215,777	5,805,448
Dividends paid	(41,464,608)	(45,889,077)	(53,157,549)
Net cash used in financing activities	(37,292,400)	(41,673,300)	(47,352,101)
Net Increase in Cash and Cash Equivalents	2,211,921	(1,254,381)	1,784,137
Cash and Cash Equivalents, beginning of year	15,949,309	18,161,230	16,906,849
Cash and Cash Equivalents, end of year	$18,161,230	$16,906,849	$18,690,986
Supplemental Disclosure:			
Cash paid for Income taxes	$35,470,141	$41,832,173	$42,161,306
Cash paid for Interest	$ 0	$ 0	$ 0

The accompanying notes are an integral part of these financial statements.

MEDICAL INFORMATION TECHNOLOGY, INC.

Notes to Financial Statements
December 31, 2003

(1) Operations and Accounting Policies

Medical Information Technology, Inc. (the Company) is engaged in the development, manufacture and licensing of computer software products and related services used in the medical field. The principal market for the Company's products consists of health care providers primarily located in the United States and Canada.

The accompanying financial statements reflect the application of certain accounting policies discussed below. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(a) Revenue Recognition

The Company follows the provisions of the American Institute of Certified Public Accountants (AICPA) Statement of Position (SOP) 97-2, Software Revenue Recognition. The Company enters into perpetual software license contracts which provide for a customer deposit upon contract execution, milestone billings and fixed monthly service fees thereafter. The Company classifies product and related implementation fees together as software products in the statement of income and recognizes these fees as revenue upon completion of each contract milestone, which approximates the percentage-of-completion method prescribed by SOP 81-1, Accounting for Performance of Construction-type and Certain Production-type Contracts. Software services represent post-implementation support services, which are recognized as the related services are rendered.

The Company follows the provisions of Emerging Issues Task Force's No. 01-14 (EITF 01-14), which requires reimbursements received for out-of-pocket expenses to be characterized as revenue with offsetting operating expenses in the income statement. Comparative financial statements for prior periods are reclassified for all periods presented.

(b) Software Development Costs

In accordance with Statement of Financial Accounting Standards (SFAS) No. 86, Accounting for the Costs of Computer Software to Be Sold, Leased or Otherwise Marketed, the Company is required to capitalize software development costs incurred after technological feasibility of the software development projects is established and the realizability of such capitalized costs through future operations is expected if such costs become material. To date, development costs incurred by the Company after technological feasibility has been established have been immaterial and as such have been charged to operations as incurred.

(c) Property, Plant and Equipment

The Company carries all property, plant and equipment on a cost basis and provides for depreciation in amounts estimated to allocate the costs thereof under the following depreciation methods and estimated useful lives:

Description	Method	Useful Life
Computer equipment	MACRS	3-5 years
Furniture and fixtures	MACRS	7 years
Furniture and fixtures	SL	10 years
Buildings	SL	31.5-40 years

(d) Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with original maturities of 90 days or less to be cash equivalents.

(e) Fair Value of Financial Instruments and Concentration of Credit Risk

The carrying value of the Company's cash and cash equivalents, accounts receivable and accounts payable approximates their fair value due to the short-term nature of these financial instruments. The Company's marketable securities are carried at fair value (see Note 3). The Company's long-term investments are carried at cost, less a valuation reserve, which approximates fair value based on management's assessment.

Financial instruments that potentially subject the Company to concentrations of credit risk are principally cash, cash equivalents, marketable securities and accounts receivable. The Company places its cash and cash equivalents in highly rated institutions. Concentration of credit risk with respect to accounts receivable is limited to certain customers to whom the Company makes substantial sales. To reduce risk, the Company routinely assesses the financial strength of its customers and, as a result, believes that its accounts receivable credit risk exposure is limited. The Company maintains an allowance for potential credit losses but historically has not experienced any significant credit losses related to an individual customer or groups of customers. As of December 31, 2002 and 2003 there were no individual customers who accounted for greater than 10% of the outstanding accounts receivable.

(f) Investments

The Company accounts for its equity investments in Patient Care Technologies Inc., LSS Data Systems Inc. and MEDITECH South Africa in accordance with the cost method. All three companies license the Company's software technology and relicense it to their respective customers. Each serves a market niche which is part of the overall medical market but is outside of the hospital market which the Company serves. The Company believes the fair value of these investments approximates its carrying value of $8,732,604 at December 31, 2003.

(g) Net Income per Common Share

In accordance with SFAS No. 128, Earnings per Share, the Company reports both basic and diluted earnings per share (EPS). The Company has no common stock equivalents, thus both basic EPS and diluted EPS are computed by dividing net income by the weighted-average number of common shares outstanding during the year.

(h) Comprehensive Income

SFAS No. 130, Reporting Comprehensive Income, establishes standards for reporting and display of comprehensive income and its components in the financial statements. Comprehensive income is the total of net income and all other nonowner changes in equity including items such as unrealized holding gains/losses on securities classified as available-for-sale and foreign currency translation adjustments. The Company's only comprehensive income for the years ended December 31, 2001, 2002 and 2003 is unrealized gains or losses on marketable securities and is as follows:

	2001	2002	2003
Net income	$56,841,194	$63,870,939	$67,423,596
Unrealized gains (losses)	774,637	(1,488,064)	11,550,631
Comprehensive income	$57,615,831	$62,382,875	$78,974,227

MEDICAL INFORMATION TECHNOLOGY, INC.

Notes to Financial Statements
December 31, 2003

(i) Segment, Geographic and Enterprise-Wide Reporting

SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, requires certain financial and supplementary information to be disclosed on an annual and interim basis for each reportable operating segment of an enterprise, as defined. Based on the criteria set forth in SFAS No. 131, the Company currently operates in one operating segment, medical software and services.

SFAS No. 131 also requires that certain enterprise-wide disclosures be made related to products and services, geographic areas and major customers. The Company derives substantially all of its operating revenue from the sale and support of one group of similar products and services. All of the Company's assets are located within the United States. During 2001, 2002 and 2003, the Company derived its operating revenue from the following countries, based on location of customer (as a percentage of total operating revenue):

	2001	2002	2003
United States	86%	89%	88%
Canada	12	10	10
Other	2	1	2
	100%	100%	100%

During the years ended December 31, 2001, 2002 and 2003, one customer accounted for approximately 10%, 10% and 9% of operating revenue, respectively.

MEDICAL INFORMATION TECHNOLOGY, INC.

Notes to Financial Statements
December 31, 2003

(2) RESTATED FINANCIAL STATEMENTS

The Company's Financial Statements as of December 31, 2001 and for the year then ended were previously audited by other auditors who have ceased operations. The Company decided during 2004 that the offering and sale of shares of its common stock to certain employees from 1997 through 2003 may not have complied with the registration requirements of certain securities laws. Assuming such sales did not comply with those requirements, the individuals who purchased the Company's common stock in such offerings would have the right to return the shares to the Company and obtain a refund from the Company equal to the recision amount or, if they have sold the stock, to seek from the Company damages, if any, resulting from their purchases of the stock.

These shares are considered and treated as redeemable common stock for financial accounting purposes until such time as the recision rights lapse or are exercised. Therefore the recision amount and the related shares should have been removed from Shareholder Equity and classified as Temporary Equity during each of the periods. As a result, the Company has restated its financial statements for the years ended December 31, 2001 and 2002. The restatement was made solely to reflect this reclassification and did not affect the Company's previously reported net income, net income per share, assets or liabilities.

A summary of the impact of such restatement on the financial statements for the years ended December 31, 2001 and 2002 is as follows:

	2001 previously reported	2001 as restated
Temporary Equity	-	$17,962,049
Shareholder Equity	$295,526,312	$277,564,263

	2002 previously reported	2002 as restated
Temporary Equity	-	$21,434,540
Shareholder Equity	$317,995,887	$296,561,347

MEDICAL INFORMATION TECHNOLOGY, INC.

Notes to Financial Statements
December 31, 2003

(3) MARKETABLE SECURITIES

The Company accounts for its marketable securities in accordance with SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities. SFAS No. 115 requires companies to classify their investments as either trading, available-for-sale or held-to-maturity. The Company's marketable securities consist of common and preferred equities which have been classified as available-for-sale. These are recorded in the financial statements at fair market value and any unrealized gains (losses) are reported as a component of Shareholder Equity. In addition the Company holds U.S. government agency issues which have been classified as held-to-maturity. These are recorded in the financial statements at their cost which is also their fair value. The fair market value of marketable securities was determined based on quoted market prices. At December 31, 2002 and 2003, the cost basis, unrealized gains, unrealized losses and fair market value of the Company's holdings are as follows:

	2002	2003
Cost of equities	$153,252,427	$148,854,935
Unrealized Gains	6,200,767	20,762,666
Unrealized Losses	(5,114,387)	(425,235)
Cost of agency issues	-	35,000,000
Fair Market Value	$154,338,807	$204,192,366

The Company sold certain available-for-sale securities resulting in a realized loss of $699 during the year ended December 31, 2002 and a realized gain of $233,038 during the year ended December 31, 2003.

SFAS No. 115 requires that for each individual security classified as available-for-sale, a company shall determine whether a decline in fair value below the amortized cost basis is other than temporary. If the decline in fair value is judged as such, the cost basis of the individual security shall be written down to fair value as a new cost basis and the amount of the write-down shall be included in earnings. During the years ended December 31, 2002 and 2003, the Company determined that the decline in value for certain securities was other than temporary. Accordingly, the Company recorded unrealized losses related to these securities in the accompanying statements of income of $5,812,355 and $1,462,074 respectively.

(4) ALLOWANCE FOR DOUBTFUL ACCOUNTS

A summary of the allowance for doubtful accounts activity for the years ended December 31, 2001, 2002 and 2003 is as follows:

	2001	2002	2003
Balance, beginning of year	$470,000	$590,000	$700,000
Amounts charged to expense	120,700	110,000	100,000
Amounts written off	(700)	-	-
Balance, end of year	$590,000	$700,000	$800,000

MEDICAL INFORMATION TECHNOLOGY, INC.

Notes to Financial Statements
December 31, 2003

(5) ACCRUED EXPENSES

Accrued expenses consist of the following at December 31, 2002 and 2003:

	2002	2003
Accrued bonuses	$18,500,000	$20,000,000
Accrued vacation	2,100,000	2,175,000
Other accrued	1,226,604	1,890,768
	$21,826,604	$24,065,768

(6) COMMON STOCK

Dividend Policy

The Company's Board of Directors has full discretion regarding the timing and amounts of dividends paid on common stock. During the years ended December 31, 2001, 2002, and 2003, the annual dividend rate per share was $1.24, $1.36 and $1.56, respectively, paid quarterly on shares then outstanding.

(7) REDEEMABLE SECURITIES

The Company has decided that its offering and sale of its common stock from 1997 through 2003 to certain of its employees may not have complied with the registration requirements of certain securities laws. Assuming such sales did not comply with those requirements, the individuals who purchased the Company's common stock in such offerings would have the right to return the shares to the Company and obtain a refund from the Company equal to the recision amount or if they have sold the stock, to seek from the Company damages, if any, resulting from their purchases of the stock. The recision amount payable to an individual would be equal to the original purchase price increased annually by an amount equal to 6% interest and decreased annually by the amount of dividends received.

The rights of these individuals to receive a refund of the recision amount is not completely within the control of the Company. As a result, these shares are considered and treated as redeemable common stock for financial accounting purposes until such time as the recision rights lapse or are exercised. Therefore the recision amount and the related shares have been removed from Shareholder Equity and classified as Temporary Equity at each of the periods ended on December 31 as follows:

	2001	2002	2003
Recision amount	$17,962,049	$21,434,540	$26,079,769
Related shares	1,303,826	1,525,709	1,789,593

MEDICAL INFORMATION TECHNOLOGY, INC.

Notes to Financial Statements
December 31, 2003

(8) QUALIFIED PROFIT SHARING PLAN

The Company has no obligation for post-employment or post-retirement benefits. The Company maintains a qualified profit sharing plan that provides deferred compensation to substantially all of its employees. Contributions to the plan are at the discretion of the Board of Directors and may be in the form of Company stock or cash. A summary of contributions made during the years ended December 31, 2001, 2002 and 2003 is as follows:

	2001	2002	2003
Cash	$2,075,000	$2,340,000	$2,020,000
Company common stock			
75,000 shares at $19/share	1,425,000	-	-
80,000 shares at $22/share	-	1,760,000	-
80,000 shares at $26/share	-	-	2,080,000
	$3,500,000	$4,100,000	$4,100,000

(9) OTHER INCOME AND EXPENSE

Other Income consists of rental, dividend, interest income and both realized and unrealized marketable security gains or losses:

	2001	2002	2003
Rental income	$ 9,925,825	$10,601,442	$10,029,758
Dividend income	7,072,726	8,697,302	8,792,134
Interest income	751,444	648,085	1,378,502
Gains (losses)	90,211	(5,813,054)	(1,446,780)
Other Income	$17,840,206	$14,133,775	$18,753,614

Other Expense consists of rental, charitable contribution, and certain legal expenses incurred in relation to a lawsuit:

	2001	2002	2003
Rental expense	$6,217,369	$5,359,805	$6,390,608
Charitable contributions	431,000	485,000	520,000
Certain legal expenses	-	-	500,000
Other Expense	$6,648,369	$5,844,805	$7,410,608

(10) INCOME TAXES

The Company follows the provisions of SFAS No. 109, Accounting for Income Taxes. The components of the net deferred tax liability recognized in the accompanying balance sheets are as follows:

	2002	2003
Tax reserves	$6,688,833	$ 8,521,028
Deferred revenue	(878,163)	(686,913)
Other reserves and expenses	(3,010,670)	4,035,201
Total net deferred tax liability	$2,800,000	$11,869,316

The components of the provision for income taxes shown in the accompanying statements of income consist of the following:

	2001	2002	2003
State			
Current	$ 7,457,140	$ 9,126,161	$ 7,634,249
Deferred	300,000	(475,000)	2,267,329
	$ 7,757,140	$ 8,651,161	$ 9,901,578
Federal			
Current	$27,258,263	$31,398,857	$26,900,558
Deferred	900,000	(1,425,000)	6,801,987
	$28,158,263	$29,973,857	$33,702,545

The effective income tax rate varies from the amount computed using the statutory U.S. income tax rate as follows:

	2001	2002	2003
Statutory tax rate	35.0%	35.0%	35.0%
Increase in taxes resulting from state income taxes, net of federal income tax benefit	5.4	5.5	5.8
Dividend income exclusion	(1.9)	(2.1)	(1.9)
Other	0.2	(0.7)	0.4
	38.7%	37.7%	39.3%

OPERATING RESULTS BY QUARTER (Unaudited):

For the Two Years Ended December 31, 2003 (in thousands where applicable)

	1st Q	2nd Q	3rd Q	4th Q	Year
Results for 2002:					
Total revenue	$61,130	$65,103	$64,567	$65,397	$256,197
Operating income	22,833	24,569	24,126	23,379	94,907
Net income	15,725	16,915	16,545	14,686	63,871
Net income per share	$.47	$.50	$.49	$.43	$1.89
Results for 2003:					
Total revenue	$67,281	$67,511	$67,686	$68,303	$270,781
Operating income	25,119	25,009	24,939	24,618	99,685
Net income	16,997	17,211	17,207	16,008	67,424
Net income per share	$.50	$.50	$.50	$.47	$1.98

Net income was negatively affected by write-downs of certain marketable security costs specifically by $5.8 million in the 4th quarter of 2002.

Item 9A - Controls and Procedures

Based on their evaluation of the Company's disclosure controls and procedures as of December 31, 2003, the Chief Executive Officer and Chief Financial Officer have concluded such controls and procedures are effective.

There were no changes in the Company's internal control over financial reporting in the fourth quarter which have materially affected, or are reasonably likely to materially affect, such internal control.

PART III

Item 10 - Directors and Executive Officers of the Registrant

All Directors are elected each year at the annual meeting of shareholders. All Officers are elected at the first meeting of the Board following the annual meeting of shareholders and hold office for one year. The positions held by each Director and Officer of the Company on March 12, 2004, are shown below. There are no family relationships among the following persons.

Director or Officer	Age	Position with the Company
A. Neil Pappalardo	61	Chairman, Chief Executive Officer and Director
Lawrence A. Polimeno	62	Vice Chairman and Director
Roland L. Driscoll	75	Director
Edward B. Roberts	68	Director
Morton E. Ruderman	67	Director
L. P. Dan Valente	73	Director
Howard Messing	51	President and Chief Operating Officer
Barbara A. Manzolillo	51	Treasurer, Chief Financial Officer and Clerk
Edward G. Pisinski	60	Senior Vice President
Christopher Anschuetz	51	Vice President
Robert G. Gale	57	Vice President
Steven B. Koretz	51	Vice President
Stuart N. Lefthes	50	Vice President
Joanne Wood	50	Vice President
Hoda Sayed-Friel	46	Vice President

The following is a description of the business experience during the past five years of each Director and Officer.

A. Neil Pappalardo, founder of the Company, is the Chairman and Chief Executive Officer, and has been a Director since 1969. He is also a Director of Palomar Medical Technologies, Inc.

Lawrence A. Polimeno has been the Vice Chairman since 2002, was President and Chief Operating Officer prior to that, has been a Director since 1985, and has been with the Company since 1969.

Roland L. Driscoll, retired Chief Financial Officer of the Company, has been a Director since 1985.

Edward B. Roberts, co-founder of the Company, is a Sloan School Professor at the Massachusetts Institute of Technology, and has been a Director since 1969. He is also a Director of Advanced Magnetics Inc., Pegasystems Inc. and Sohu.com Inc.

Morton E. Ruderman, co-founder of the Company, is Chief Executive Officer of CRES Development, a real estate developer, and has been a Director since 1969.

L. P. Dan Valente is Chairman of Palomar Medical Technologies, Inc., and has been a Director since 1972. He is also a Director of MKS Instruments and SurgiLight Inc.

Howard Messing has been President and Chief Operating Officer since 2002, was the Executive Vice President prior to that, and has been with the Company since 1974.

Barbara A. Manzolillo has been the Treasurer, Chief Financial Officer and Clerk since 1996, was the Treasurer prior to that, and has been with the Company since 1975.

Edward G. Pisinski has been a Senior Vice President since 1997, was a Vice President prior to that, and has been with the Company since 1973.

Christopher Anschuetz has been a Vice President since 1995, was a Senior Manager prior to that, and has been with the Company since 1975.

Robert G. Gale has been a Vice President since 1995, was a Senior Manager prior to that, and has been with the Company since 1976.

Steven B. Koretz has been a Vice President since 1997, was a Senior Manager prior to that, and has been with the company since 1982.

Stuart N. Lefthes has been a Vice President since 1997, was a Senior Manager prior to that, and has been with the company since 1983.

Joanne Wood has been a Vice President since 1995, was a Senior Manager prior to that, and has been with the Company since 1983.

Hoda Sayed-Friel has been a Vice President since 2003, was a Senior Manager prior to that, and has been with the Company since 1986.

The address of all Officers and Directors is in care of the Company, MEDITECH Circle, Westwood, MA 02090.

THE BOARD OF DIRECTORS AND ITS COMMITTEES

The Board of Directors oversees the Company's business affairs and monitors the performance of management, but is not involved in the day-to-day operations. The Directors meet regularly with the CEO, the COO, the CFO, other officers and our independent auditors; read reports and other materials; and participate in Board and committee meetings. The Board currently consists of 6 members. The Board held 4 regularly scheduled quarterly meetings and 2 special meetings during the fiscal year ended December 31, 2003 and each of the Directors attended all meetings of the Board of Directors.

The Board of Directors has an Audit Committee and an Executive Compensation Committee. The Company also has a Charitable Contribution Committee. During 2003 each committee member attended all committee meetings. The following is a description of the committees.

The Audit Committee consists of Roland L. Driscoll and L. P. Dan Valente. Both members are former CPA's and Mr. Driscoll is "independent" as defined by the rules which govern the NYSE and NASDAQ. The Board of Directors of MEDITECH has determined that Mr. Driscoll and Mr. Valente are both audit committee financial experts within the meaning of applicable rules under the Securities Exchange Act of 1934, as amended. This committee meets at least six times a year to review accounting practices and advise the Company's CFO. In addition, the committee meets and consults with the Company's outside auditors with respect to the Company's business operations, industry, financial performance, business and financial risks, processes and controls, key policies, legal and regulatory requirements, code of ethical conduct and new or unusual transactions. The Committee does not have a written charter. The Committee submits its annual report to the Board of Directors each April.

The Executive Compensation Committee consists of Morton E. Ruderman and Edward B. Roberts. This committee meets once a year to recommend the Chairman and Chief Executive Officer's annual salary, the criteria and amount for his bonus. The full Board of Directors annually approves the salary and bonus amount for each of the officers.

The Charitable Contribution Committee consists of Morton E. Ruderman, A. Neil Pappalardo and Howard Messing. This committee meets at least six times a year to review the criteria for the year's charitable contribution program, meet and evaluate each organization under consideration and determine the amount to be contributed to each organization for the year.

The Board of Directors does not have a nominating committee. Instead, the entire Board participates in the nomination process.

Item 11 - Executive Compensation

The following table sets forth the compensation received by the Company's Chief Executive Officer and the four most highly compensated other Officers for the three fiscal years ended December 31, 2001, 2002 and 2003.

Name and Position	Year	Salary	Bonus	Deferred
A. Neil Pappalardo	2003	$360,000	$723,965	0
Chairman and Chief	2002	360,000	724,251	0
Executive Officer	2001	360,000	721,736	0
Lawrence A. Polimeno	2003	$180,000	$473,965	$4,255
Vice Chairman	2002	240,000	624,251	4,847
	2001	240,000	621,736	4,615
Howard Messing	2003	$240,000	$473,965	$4,255
President and Chief	2002	240,000	474,251	4,847
Operating Officer	2001	216,000	371,736	4,615
Barbara A. Manzolillo	2003	$204,000	$273,965	$4,255
Treasurer and Chief	2002	204,000	274,251	4,847
Financial Officer	2001	180,000	221,736	4,615
Edward G. Pisinski	2003	$204,000	$273,965	$4,255
Senior Vice President	2002	204,000	324,251	4,847
Sales and Marketing	2001	192,000	271,736	4,615

Profit Sharing Plan: The Company maintains a qualified defined contribution plan for all of the Company's staff known as the Medical Information Technology, Inc. Profit Sharing Plan. All of the staff who have completed one year of service participate in the Plan. The Board of Directors sets the annual contribution which is allocated in proportion to total compensation (capped at $100,000) of all eligible members for the Plan year. No allocation is allowable under this Plan to owners of 10% or more of the Company's common stock. Contributions by members are not permitted. Benefits under the Plan are considered deferred compensation and become fully vested after five years of continuous service with the Company. Members who have at least 20 years of service or who have incurred financial hardship may make in service withdrawals. Lump sum cash payment is made upon retirement, death, disability or termination of employment.

Compensation of Directors: The members of the Board of Directors who are not Officers of the Company currently receive a fee of $8,000 for each quarterly meeting attended, with such fee being deemed to also cover any special meetings, conference or committee time, and incidental expenses expended by such directors on behalf of the Company during the year.

CODE OF CONDUCT AND ETHICS

The Board of Directors has directed management to prepare a Code of Conduct and Ethics for MEDITECH's staff, officers and directors for submittal and approval by the Board.

Item 12 - Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters

The following table provides information as of March 12, 2004 with respect to the shares of common stock beneficially owned by each person known by the Company to own more than 5% of the Company's outstanding common stock, each Director of the Company, each Executive Officer named in the Compensation Table and by all Directors and Officers of the Company as a group. The number of shares beneficially owned is determined according to rules of the Securities and Exchange Commission. Under such rules, a person's beneficial ownership includes any shares as to which such person has sole or shared voting power or investment power.

Name of Shareholder, Director or Officer	Number of Shares of Common Stock Beneficially Owned	Percentage of Shares of Common Stock
A. Neil Pappalardo*	12,799,957	37.40%
Morton E. Ruderman	5,494,469	16.06%
MEDITECH Profit Sharing Trust*	3,899,957	11.40%
Curtis W. Marble	3,500,000	10.23%
Grossman Group**	2,061,144	6.02%
Lawrence A. Polimeno	981,366	2.87%
Edward B. Roberts	975,110	2.85%
Roland L. Driscoll	528,000	1.54%
Edward G. Pisinski	297,000	0.87%
Howard Messing	285,000	0.83%
Barbara A. Manzolillo	200,000	0.58%
L. P. Dan Valente	85,000	0.25%
15 Directors and Officers as a Group*	21,989,452	64.26%

*The number of shares indicated for Mr. Pappalardo includes the shares owned by the MEDITECH Profit Sharing Trust. Mr. Pappalardo is the sole Trustee of the MEDITECH Profit Sharing Trust and therefore is entitled to vote its 3,899,957 shares. Likewise the number of shares indicated for the 15 Directors and Officers as a Group includes the shares owned by the MEDITECH Profit Sharing Trust.

**Based on a Schedule 13D filed by Jerome Grossman and other individuals on February 27, 2002.

Item 13 - Certain Relationships and Related Transactions

A. Neil Pappalardo, Chairman, Chief Executive Officer and Director of the Company, purchased for cash 50,000 shares of Company stock from the Company at $22 per share in February 2003.

Howard Messing, President and Chief Operating Officer of the Company, purchased for cash 15,000 shares of Company stock from the Company at $22 per share in February 2003.

Barbara A. Manzolillo, Treasurer, Chief Financial Officer and Clerk of the Company, purchased for cash 4,000 shares of Company stock from the Company at $22 per share in February 2003.

Edward G. Pisinski, Senior Vice President of the Company, purchased for cash 1,000 shares of Company stock from the Company at $22 per share in February 2003.

On December 31, 2003, the Company contributed 80,000 shares at $26 per share of Company stock to the MEDITECH Profit Sharing Trust.

Philip Polimeno, a son of a Director, is employed as a senior manager of the Company and received W-2 compensation of $91,564 in 2003.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

To the Company's knowledge, based solely on a review of the reports given to the Company, all Section 16(a) filing requirements applicable to its executive officers, Directors and greater-than-10% shareholders were satisfied in 2003.

Item 14 - Principal Accountant Fees and Services

Fees paid for audit services rendered by Ernst & Young, LLP, the Company's only independent auditors, are as follows:

	2002	2003
Annual audit and quarterly reviews	$60,000	$142,500
Audit related to Profit Sharing Trust	10,000	10,000
Tax or all other matters	-	-
	$70,000	$152,500

Item 15 - Exhibits and Reports on Form 8-K

Exhibit 10: MEDITECH 2004 Stock Purchase Plan, Exhibit 31: Rule 13a-14(a) Certifications and Exhibit 32: Section 1350 Certifications are appended to this report. There were no reports filed on Form 8-K during the quarter ended December 31, 2003.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Medical Information Technology, Inc.
(Registrant)

By: Barbara A. Manzolillo, Chief Financial Officer and Treasurer
(Signature)

March 12, 2004
(Date)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on March 12, 2004.

A. Neil Pappalardo, Chief Executive Officer, Chairman and Director
(Signature)

Lawrence A. Polimeno, Vice Chairman and Director
(Signature)

Roland L. Driscoll, Director
(Signature)

Edward B. Roberts, Director
(Signature)

Morton E. Ruderman, Director
(Signature)

L. P. Dan Valente, Director
(Signature)

Exhibit 10: MEDITECH 2004 Stock Purchase Plan

The objective of the Stock Purchase Plan is to provide the Company's staff with an opportunity to purchase shares of the Company's stock and thereby individually become shareholders or increase their share holdings. Stock ownership is an important part of the Company's employment and retention strategy. Furthermore, stock ownership motivates the staff and more closely aligns the interest of the staff with that of the shareholders. The Plan will be implemented through annual offering of shares of the Company's stock to the staff.

Authorization: At the beginning of each year, the Board of Directors shall review the Stock Purchase Plan and amend it if the Board believes it necessary or appropriate. The Board shall then vote to set the total number of shares to be offered to the Company's staff under the Plan for that year. In setting the number of shares to be offered, the Board shall take into account the objective of the Plan and the potential dilution to existing shareholders.

Administration: Except as otherwise specified in the Plan, and subject to such conditions and limitations as the Board may establish or as may be imposed by law, the Plan shall be administered by a group of Plan Administrators consisting of the Company's Chairman and Chief Executive Officer, its President and Chief Operating Officer and its Treasurer and Chief Financial Officer, acting together. Subject to any interpretation or decision by the Board, the Plan Administrators' interpretations and decisions regarding the Plan shall be final, conclusive and binding on all staff members.

Staff Eligibility: Except as provided below, all the Company's staff members with at least 3 years of continuous full or part time employment with the Company shall be eligible to purchase shares in accordance with such rules as may be prescribed by the Board or the Plan Administrators. In the event of a staff member's retirement or termination of employment before the purchase of any shares, the staff member shall no longer be eligible to purchase shares under the Plan. Rights under the Plan are not transferable by a staff member to anyone else. The Company does not have any employment contracts with its staff members, and participation in the Plan shall not constitute a promise of continued employment to any staff member.

Offering Period: The Plan Administrators shall specify the beginning date and duration of the annual Offering Period for the sale and purchase of the Company's stock. The Offering Period usually will begin promptly after the Company has filed with the SEC its annual report on Form 10-K for the preceding year, including its audited financial statements. The Offering Period ordinarily will not extend beyond the first quarter.

Share Price: Unless otherwise determined by the Board, the per share price for such shares in any year shall be the value previously specified by the Board in connection with the prior year end contribution of Company stock to the MEDITECH Profit Sharing Trust.

Shares Offered: The desire of the Board is for the Company's officers to increase their ownership of Company stock so that they will have a significant equity investment in the Company. To this end, the Board shall specify the maximum number of shares the officers individually may purchase during the Offering Period.

The Plan Administrators shall determine the maximum number of shares of the Company's stock which each non-officer staff member eligible to participate in the Plan shall be permitted to purchase during the Offering Period. The Plan Administrators may consider one or more factors, including the current compensation of such staff member, in determining the maximum number of shares offered. The number of shares offered to such staff member for purchase shall be indicated in an annual compensation letter to the staff member.

Oversubscription: The aggregate shares purchased by the staff including the officers shall not exceed the total number of shares approved by the Board. If the shares are oversubscribed, the Plan Administrators will seek Board approval to sell more shares or, short of this, devise an equitable allocation method to rectify the situation, such as a pro rata cutback.

Shareholder Education: The Company will provide to prospective shareholders any prospectus or other documents required to be furnished to them under applicable law. In addition, the Company will provide information to prospective shareholders concerning the implications of buying stock in MEDITECH. Meetings shall be held during the Offering Period, especially for those staff members who are considering becoming a shareholder for the first time. To aid them in their investment decision, the Company will indicate MEDITECH is a private company, there is no public market for its shares, and there can be no assurance they will be able to resell their shares in the future. The Company will also explain there are restrictions on the transfer of the Company's shares, requiring a holder to first offer the shares to the Company at the same price and terms as would be applicable to a potential sale to some other party.

Cash Purchase: The Company's officers and staff must purchase the stock for cash during the Offering Period by issuing a check payable to Medical Information Technology, Inc. for the complete amount of the shares to be purchased.

Record Keeping: Upon purchase of shares, the Company shall update the shareholder records to reflect the shares purchased at that time by the individual staff members. In lieu of stock certificates, a statement of stock ownership shall be provided upon completion of any transaction or at any other time upon a shareholder's request.

Board Reporting: After the completion of the Offering Period, the Plan Administrators shall report to the Board summarizing the outcome of the staff's stock transactions.

Available Shares: The amount of common stock, $1.00 par value, currently authorized by the Company's shareholders, is 35,000,000 shares. The amount of common stock issued and outstanding is currently less than the authorized shares. Thus, the Board is empowered to sell the remaining unissued shares to the staff of the Company. Shares for the Plan may also come from treasury shares.

Capital Structure: Should any change to the Company's capital structure, such as a stock split, occur during the Offering Period, an adjustment shall be made in the number of shares being offered and/or the purchase price per share as may be deemed equitable by the Board to give proper effect to such event.

Fund Application: All funds received by the Company under this Plan may be used for any corporate purpose.

Governmental Approval: The Company shall use reasonable efforts to seek and obtain the approval of, or registration with, any required governmental entity needed to sell and issue MEDITECH stock under the Plan.

Amendment or Termination: The Plan and all rights of staff members under any offering hereunder may be amended or terminated at any time at the discretion of the Board.

Exhibit 31: Rule 13a-14(a) Certifications

I, Barbara A. Manzolillo, Chief Financial Officer and Treasurer, certify that:

1. I have reviewed this annual report on Form 10-K of Medical Information Technology, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) [Paragraph omitted in accordance with SEC transition instructions];

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's Board of Directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

March 12, 2004
(Date)

Barbara A. Manzolillo, Chief Financial Officer and Treasurer
(Signature)

I, A. Neil Pappalardo, Chief Executive Officer and Chairman, certify that:

1. I have reviewed this annual report on Form 10-K of Medical Information Technology, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) [Paragraph omitted in accordance with SEC transition instructions];

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's Board of Directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

March 12, 2004
(Date)

A. Neil Pappalardo, Chief Executive Officer and Chairman
(Signature)

Exhibit 32: Section 1350 Certifications

I, Barbara A. Manzolillo, Chief Financial Officer and Treasurer, certify this annual report on Form 10-K of Medical Information Technology, Inc. for the year ended December 31, 2003, fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and the information contained in this report fairly presents, in all material respects, the financial condition and results of operations of the Company.

March 12, 2004
(Date)

Barbara A. Manzolillo, Chief Financial Officer and Treasurer
(Signature)

I, A. Neil Pappalardo, Chief Executive Officer and Chairman, certify this annual report on Form 10-K of Medical Information Technology, Inc. for the year ended December 31, 2003, fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and the information contained in this report fairly presents, in all material respects, the financial condition and results of operations of the Company.

March 12, 2004
(Date)

A. Neil Pappalardo, Chief Executive Officer and Chairman
(Signature)